AMERICAN GENERAL LIFE INSURANCE COMPANY

PERFORMANCE LOCK RIDER

Notwithstanding any provision in the Contract to the contrary, this Rider is a part of the Contract to which it is attached. Should any provision in this Rider conflict with the Contract, the provisions of this Rider will prevail. The manner in which benefits and values are described in the Contract are not modified by this Rider unless indicated herein.

Capitalized terms within this Rider that are not defined in this Rider are defined or otherwise described in the Contract to which this Rider is attached, including any endorsements or other riders attached to such Contract.

TABLE OF CONTENTS

SECTIONS	PAGE(S)
Rider Data Page:	[2]

Rider Definitions:	[3]

Rider Provisions:	[4]

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RIDER DATA PAGE

STRATEGY ACCOUNT OPTION(S) (available under this Rider):

[Buffer with Participation and Cap]
[Buffer with Cap Secure Rate]
[Buffer with Trigger Performance]
[Dual Direction Buffer with Cap]

Initial Performance Lock Fixed Rate:	[2.00%]

Minimum Performance Lock Fixed Rate:	[1.00%]

Performance Lock Restriction Period:	[Beginning 5 days prior to the Term End Date
and ending on the Term End Date]

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RIDER DEFINITIONS

For purposes of this Rider, the following definitions apply.

INTERIM VALUE

The Interim Value is the value of a Strategy Account Option on any day between the Term Start Date and the Term End Date which is calculated at the end of each day. If You exercise the Performance Lock on a Strategy Account Option, the “locked-in” gain or loss will be based on the Interim Value.

PERFORMANCE LOCK

Performance Lock is a feature that allows You to “lock-in” the Interim Value of a Strategy Account Option prior to the Term End Date.

PERFORMANCE LOCK DATE

The Performance Lock Date is the date the Interim Value is locked-in for the applicable Strategy Account Option until the next Contract Anniversary.

PERFORMANCE LOCK FIXED RATE

The Performance Lock Fixed Rate is an annual rate of interest that is credited daily to amounts allocated to Performance Locked Strategy Account Option(s) from the Performance Lock Date until the next Contract Anniversary. We may change the Performance Lock Fixed Rate at any time at Our discretion, subject to the Minimum Performance Lock Fixed Rate shown on the RIDER DATA PAGE.

PERFORMANCE LOCK RESTRICTION PERIOD

The Performance Lock Restriction Period shown on the RIDER DATA PAGE is the number of days prior to the Term End Date of the applicable Strategy Account Option(s) when a Request From You to elect Performance Lock can no longer be exercised and changes to existing Performance Lock instructions can no longer be requested.

PERFORMANCE LOCKED STRATEGY ACCOUNT OPTION

The Performance Locked Strategy Account Option is a Strategy Account Option in which the Performance Lock has been exercised.

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RIDER PROVISIONS

This Rider will establish a Performance Lock feature for the Contract to which it is attached. For the available Strategy Account Option(s) shown on the RIDER DATA PAGE with current allocations, You may exercise the Performance Lock on any day up to the Performance Lock Restriction Period, subject to the provisions set forth in this Rider.

The Performance Lock may be exercised once at different times for each applicable Strategy Account Option during their respective Terms. You may only exercise the Performance Lock for the full Interim Value of a Strategy Account Option. Requests to exercise the Performance Lock feature for a partial amount allocated to a Strategy Account Option will not be accepted. The Performance Lock for each Strategy Account Option may only be exercised once per Term and cannot be applied retroactively or changed or revoked once it has been exercised.

If You exercise the Performance Lock for a Strategy Account Option during a Term, the entire amount allocated to the Strategy Account Option will be locked-in at the Interim Value calculated as of the end of the Business Day upon which the Performance Lock is exercised. Once You exercise the Performance Lock on a Strategy Account Option, You will not receive any Index Credit for the Performance Locked Strategy Account Option on the Term End Date based on the performance of the Index. Instead, We will credit interest to the Performance Locked Strategy Account Option daily at the applicable Performance Lock Fixed Rate beginning on the Performance Lock Date until the next Contract Anniversary. This may result in a Strategy Account Option Value which may be less than what You would have received from an Index Credit on the Term End Date. The Performance Locked Strategy Account Option will be reduced by the amount of any fees, charges, or Withdrawals deducted between the Performance Lock Date and the next Contract Anniversary.

On any day between the Performance Lock Date and the next Contract Anniversary, the Strategy Minimum Withdrawal Value of Performance Locked Strategy Account Option(s) is credited interest daily at the applicable Performance Lock Fixed Rate. The Minimum Withdrawal Value for the Performance Locked Strategy Account Option will be reduced for any fees, charges or Net Withdrawal(s) deducted between the Performance Lock Date and the next Contract Anniversary as described in the Contract.

The Term End Date for all Performance Locked Strategy Account Option(s) is the next Contract Anniversary.

TERMINATION

This Rider will terminate on the date the Contract terminates.

Signed for the Company to be effective on the Contract Date.

AMERICAN GENERAL LIFE INSURANCE COMPANY

Christopher B. Smith President	Julie Cotton Hearne Secretary

[© Corebridge Financial, Inc. All Rights Reserved.]

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